Exhibit 99.1

Ascendis Pharma A/S Reports Full Year 2014 Financial Results

Conference call scheduled for 4:30 PM Eastern time today

Copenhagen, Denmark, March 25, 2015/ PR Newswire/ – Ascendis Pharma A/S (Nasdaq: ASND), a clinical stage biotechnology company that applies its innovative TransCon technology to address significant unmet medical needs, today announced financial results for the twelve months ended December 31, 2014.

Ascendis Pharma reported cash of approximately €50.2 million at December 31, 2014. On February 2, 2015, Ascendis Pharma announced the closing of its initial public offering, with net proceeds of approximately $111.5 million (or approximately €98.3 million at such date) after deducting underwriting discounts, commissions and estimated offering expenses.

“2014 was a year filled with important achievements,” stated Jan Mikkelsen, President and Chief Executive Officer. “We believe we have established an excellent safety and efficacy profile for our lead program, once-weekly TransCon Growth Hormone, advanced our second clinical candidate, TransCon Treprostinil, into a Phase 1 study, and furthered the science underlying our partnered programs in the fields of diabetes and ophthalmology.”

Mr. Mikkelsen continued, “Following our successful IPO, we now have the capital resources to rapidly advance the development of once-weekly TransCon Growth Hormone, and we anticipate reporting top-line data from the on-going Phase 2 pediatric study in mid-2015 and initiating a Phase 3 pediatric study in mid-2016. We continue to believe TransCon Growth Hormone has the potential to become a best-in-class product for growth hormone deficient patients.”

Full year 2014 financial results

Revenue for the year ended December 31, 2014 was €14.0 million, a decrease of €6.4 million, or 31%, compared to €20.4 million for the year ended December 31, 2013. This change was driven by a decrease in revenue from our Sanofi collaboration of €6.5 million, which resulted from the completion of the period over which we recognized the original upfront payment under the Sanofi collaboration agreement as revenue. Revenue from our collaboration with United Therapeutics decreased by €4.2 million for the year ended December 31, 2014 as compared to the year ended December 31, 2013, due to fewer services rendered by us to United Therapeutics and due to the initial collaboration period ending at June 30, 2014. These decreases were partly offset by an increase in revenue from our collaboration with Genentech of €4.3 million. The collaboration with Genentech was initiated in July 2013, and accordingly, only two quarters of revenue were recognized from this collaboration during the year ended December 31, 2013.

Research and development costs were €19.7 million for the year ended December 31, 2014, an increase of €7.0 million, or 55%, compared to €12.7 million for the year ended December 31, 2013. This change was primarily attributable to an increase of approximately €4.9 million in external costs associated with our proprietary product candidates, primarily TransCon Growth Hormone, due to the initiation of our Phase 2 pediatric study and costs related to protecting and maintaining our intellectual property rights. Personnel costs increased by approximately €1.0 million due to an increase in the number of employees in research and development functions. General costs such as rent and facility costs, laboratory supplies and consultancy services allocated to research and development increased by €0.7 million, and government grants, which are offset against research and development costs, decreased by €0.4 million. Research and development costs included non-cash share-based payment of approximately €0.3 million for the year ended December 31, 2014 and approximately €0.5 million for the year ended December 31, 2013.

General and administrative expense was €6.3 million for the year ended December 31, 2014, an increase of €3.9 million, or 160%, compared to €2.4 million for the year ended December 31, 2013. This increase is primarily due to an increase in professional fees relating to the company’s initial public offering, or IPO, completed in February 2015, and personnel costs of €1.7 million for additional administrative personnel in support of our IPO and to respond to the increasing requirements of operating as a publicly listed company. General and administrative expense included non-cash share-based payment of approximately €0.9 million for the year ended December 31, 2014 and approximately €0.1 million for the year ended December 31, 2013.

Net loss for the year ended December 31, 2014 was approximately €9.7 million, or €1.07 per share (basic and diluted), compared to net profit of approximately €4.1 million, or €0.49 per share (basic and diluted) for the year ended December 31, 2013. The weighted average number of shares used to calculate basic and diluted net loss per share was 8,996,492 for the year ended December 31, 2014. The weighted average number of shares used to calculate basic and diluted net income per share was 8,408,316 for the year ended December 31, 2013. At December 31, 2014, there were a combined 16,935,780 ordinary A, preference B, preference C and preference D shares outstanding, and 2,999,824 ordinary shares underlying outstanding warrants.

In conjunction with the closing of the Ascendis Pharma initial public offering in February 2015, all outstanding shares converted to ordinary shares. As of February 28, 2015, there were 23,835,780 ordinary shares outstanding, and 2,999,824 ordinary shares underlying outstanding warrants. As of February 28, 2015, the weighted average exercise price of all outstanding warrants was approximately €5.70.

Conference call and webcast information

Ascendis Pharma will host a conference call and webcast on Wednesday, March 25, 2015, at 4:30 p.m. ET to discuss full year 2014 financial results. Telephone numbers for the live conference call are (866) 682-8490 (United States) and +44 (0) 1452 555131 (International). The webcast can be accessed on the Investor Relations page of the Ascendis Pharma website at www.ascendispharma.com, and will be available for replay until the close of business on April 30, 2015.

About Growth Hormone Deficiency

Growth hormone deficiency, or GHD, is a serious orphan disease affecting both children and adults. In children, GHD manifests with short stature, metabolic abnormalities, and poor quality of life. Adult GHD is associated with premature mortality and neuropsychiatric-cognitive, cardiovascular, neuromuscular, metabolic and skeletal abnormalities. The market for daily injections of human growth hormone was approximately $3 billion in 2013. There are currently no long-acting growth hormone treatment options available in the United States or Europe.

The current standard of care for the treatment of GHD requires patients to receive daily injections over many years. The administrative burden of daily injections often results in poor patient compliance and can lead to suboptimal treatment outcomes.

About TransCon Growth Hormone

Ascendis Pharma is developing once-weekly TransCon Growth Hormone, an investigational new drug, to address the burden of daily injections and suboptimal treatment outcomes that can result from poor patient compliance. TransCon Growth Hormone is a prodrug that releases unmodified growth hormone, thus maintaining the same mode of action as currently prescribed daily growth hormone therapies. Clinical studies of TransCon Growth Hormone have demonstrated a comparable efficacy, safety, tolerability and immunogenic profile to that of daily growth hormone. If approved, TransCon Growth Hormone may reduce the burden of daily treatment by requiring significantly fewer injections, which may improve patient compliance and treatment outcomes. Ascendis Pharma has successfully completed a Phase 2 study of TransCon Growth Hormone in adults with GHD and is currently conducting a Phase 2 pediatric study. Ascendis Pharma expects to report top-line data from its Phase 2 pediatric study in mid-2015.

About Ascendis Pharma A/S

Ascendis Pharma is applying its innovative TransCon technology, which combines the benefits of prodrug and sustained release technologies, to develop a pipeline of best-in-class therapeutics that address significant unmet medical needs. The TransCon technology can be applied to existing drug therapies, including proteins, peptides and small molecules, to create prodrugs that provide for the predictable and sustained release of an unmodified parent drug.

The Ascendis Pharma pipeline includes TransCon Growth Hormone, a proprietary program that has completed a Phase 2 study in adults with growth hormone deficiency, or GHD. Ascendis Pharma is currently conducting a Phase 2 study of TransCon Growth Hormone in children with GHD. Ascendis Pharma is also developing its wholly-owned TransCon Treprostinil for the treatment of pulmonary arterial hypertension, or PAH. TransCon Treprostinil is currently in a Phase 1 study in healthy volunteers. In addition to its proprietary programs, Ascendis Pharma has formed collaborations focused on leading products in large markets that are of strategic importance to its collaboration partners. These collaborations are with Sanofi in diabetes and Genentech in the field of ophthalmology.

Forward-looking statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our strategy, future operations, future financial position, future revenues, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to the following: the timing of interim and top-line data from our ongoing Phase 2 pediatric study of TransCon Growth Hormone; the timing of initiating a Phase 3 study of TransCon Growth Hormone; the sufficiency of our capital resources to rapidly advance the development of TransCon Growth Hormone; our belief and expectations regarding the safety and efficacy profile we have established for TransCon Growth Hormone, our expectations regarding TransCon Growth Hormone’s potential to become a best-in-class product for GHD patients; and our expectations regarding the potential advantages of TransCon Growth Hormone over other marketed and development stage therapies to treat growth hormone deficiency. Ascendis Pharma may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that Ascendis Pharma makes, including the following: unforeseen safety or efficacy results in our lead development program TransCon Growth Hormone, TransCon Treprostinil or other development programs; unforeseen expenses related to the development of TransCon Growth Hormone, TransCon Treprostinil or other development programs, general and administrative expenses, other research and development expenses and the business of Ascendis Pharma generally; delays in the development of TransCon Growth Hormone or TransCon Treprostinil related to manufacturing, regulatory requirements, speed of patient recruitment or other unforeseen delays; dependence on third party manufacturers to supply study drug for ongoing and planned clinical studies; and the ability of Ascendis Pharma to obtain additional funding, if needed, to support its business activities. These and other risks are described in greater detail in the “Risk Factors” section of Ascendis Pharma periodic reports filed with the SEC. Forward-looking statements do not reflect the potential impact of any future in-licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments Ascendis Pharma may enter into or make. Ascendis Pharma does not assume any obligation to update any forward-looking statements, except as required by law.

FINANCIAL TABLES FOLLOW

Ascendis Pharma A/S

Consolidated Statements of Profit or Loss and Other Comprehensive Income

(in Euro ‘000s, except share and per share data)

	Years Ended December 31,
	2014	2013	2012

Revenue	13,983	20,408	15,583
Research and development costs	(19,698)	(12,713)	(11,380)
General and administrative expenses	(6,274)	(2,416)	(2,690)

Operating profit / (loss)	(11,989)	5,279	1,513

Finance income	1,877	158	4
Finance expenses	(228)	(732)	(232)

Profit / (loss) before tax	(10,340)	4,705	1,285

Tax on profit / (loss) for the period	682	(626)	(35)

Net profit / (loss) for the period	(9,658)	4,079	1,250

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(14)	(6)	(51)

Other comprehensive income / (loss) for the period, net of tax	(14)	(6)	(51)

Total comprehensive income / (loss) for the period, net of tax	(9,672)	4,073	1,199

Profit / (loss) for the year attributable to owners of the Company	(9,658)	4,079	1,250
Total comprehensive income / (loss) for the year attributable to owners of the Company	(9,672)	4,073	1,199

Basic and diluted earnings per share, preference D and C shares(1)	(1.07)	0.49	0.14

Basic and diluted earnings per share, preference B shares(1)	—	—	—

Basic and diluted earnings per share, ordinary A shares(1)	—	—	—

Weighted average number of D and C shares used for calculation	8,996,492	8,408,316	8,408,316

(1)	Dividends shall be distributed in accordance with the Shareholders’ Agreement, according to which holders of preference D and preference C shares are entitled to receive an amount per preference D and preference C share corresponding to the subscription price paid per preference D and preference C share, respectively. Accordingly, no part of the profit or loss for the year is attributable to holders of preference B or ordinary A shares. As the outstanding equity instruments will convert into ordinary shares, it will not be entitled to dividends for the years presented and accordingly, basic and diluted earnings per share are identical.

Ascendis Pharma A/S

Consolidated Statements of Financial Position

(in Euro ‘000s)

	December 31, 2014	December 31, 2013	December 31, 2012
Assets
Non-current assets
Intangible assets	3,495	3,495	3,495
Property, plant and equipment	1,874	1,974	1,184
Deposits	140	32	30

	5,509	5,501	4,709

Current assets
Trade receivables	1,292	1,705	5,718
Other receivables	210	—	353
Prepayments	620	64	90
Income taxes receivable	873	—	—
Cash and cash equivalents	50,167	19,430	14,535

	53,162	21,199	20,696

Total assets	58,671	26,700	25,405

Equity and liabilities
Equity
Share capital	2,272	1,448	1,448
Other reserves	3,979	2,719	2,054
Retained earnings/(accumulated deficit)	39,559	2,134	(1,946)

Total equity	45,810	6,301	1,556

Current liabilities
Finance lease liabilities	—	—	212
Trade payables and other payables	4,956	2,520	2,532
Deferred income	7,905	17,470	21,084
Income taxes payable	—	409	21

	12,861	20,399	23,849

Total liabilities	12,861	20,399	23,849

Total equity and liabilities	58,671	26,700	25,405

Contact:

Investor contact:

Martin Auster, M.D.

Chief Business Officer

(650) 617-3403

ma@ascendispharma.com

Media contact:

Marion Janic

Rooney & Associates

(212) 223-4017

mjanic@rooneyco.com